

September 13, 2022

Eli Kalif
Executive Vice President, Chief Financial Officer
Teva Pharmaceutical Industries Limited
124 Dvora HaNevi'a Street
Tel Aviv, Israel 6944020

> **Re: Teva Pharmaceutical Industries Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 9, 2022**
> **File No. 001-16174**

Dear Mr. Kalif:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Supplemental Non-GAAP Income Data, page 73

1. We note that you modified your non-GAAP reconciliation in your 2021 Annual and Quarterly Reports to essentially present a full non-GAAP Statement of Income, which is specifically prohibited by Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please confirm that you will revise your future filings to eliminate the full non-GAAP Statement of Income and provide us with a draft of your proposed changes.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Li Xiao at 202-551-4391 or Frank Wyman at 202-551-3660 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences